UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number:
Kraft Foods Inc. 1-16483

Kraft Foods Global, Inc. TIP Plan
(Full title of the plan)
KRAFT FOODS INC.
Three Lakes Drive
Northfield, Illinois 60093
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

KRAFT FOODS GLOBAL, INC. TIP PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
TABLE OF CONTENTS

Page (s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	5
Notes to Financial Statements	6-16

Supplemental Schedule:
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2006	17
Signatures	18

Exhibit:
23. Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To:
The Benefits Investment Committee of Kraft Foods Global, Inc., the Management Committee for Employee Benefits of Kraft Foods Global, Inc., the Kraft Foods Global, Inc. Administrative Committee and the Participants of the Kraft Foods Global, Inc. TIP Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kraft Foods Global, Inc. TIP Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the Plan changed the manner in which it reports fully benefit-responsive investment contracts.
/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
June 15, 2007

KRAFT FOODS GLOBAL, INC. TIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2006 and 2005
(in thousands of dollars)

	2006	2005
Assets:
Net investment in Master Trust (at fair value)	$530,697	$481,668
Participant loans	18,166	17,491

Total assets	548,863	499,159

Liabilities:
General and administrative expenses payable	(408)	(100)

Total liabilities	(408)	(100)

Net assets available for benefits at fair value	548,455	499,059

Adjustments from fair value to contract value for investment in Master Trust from fully benefit-responsive investment contracts	1,773	1,352

Net assets available for benefits	$550,228	$500,411

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. TIP PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2006
(in thousands of dollars)

2006
Investment income:
Investment income from Master Trust	$69,083
Interest from participant loans	882

Total investment income	69,965

Contributions to the Plan:
By employer	5,957
By participants	26,122

Total contributions	32,079

Total additions	102,044

Deductions from net assets attributed to:
Distributions and withdrawals	(51,190)
General and administrative expenses	(1,067)

Total deductions	(52,257)

Transfers into Plan	30

Increase in net assets	49,817

Net assets available for benefits:
Beginning of year	500,411

End of year	$550,228

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of the Plan:

General:

The Kraft Foods Global, Inc. TIP Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in a matching contribution by Kraft Foods Global, Inc. (“Kraft”) by making such investment. Kraft is a wholly-owned subsidiary of Kraft Foods Inc., which in turn, prior to March 30, 2007 was a subsidiary of Altria Group, Inc. All of the outstanding shares of Kraft Foods Inc. owned by Altria Group, Inc. were distributed to Altria Group, Inc. shareholders on March 30, 2007 (the “Spin-off”). Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the Management Committee for Employee Benefits of Kraft Foods Global, Inc. (the “Committee”). The Committee delegated to the Kraft Foods Global, Inc. Administrative Committee (the “Administrative Committee”) certain Plan administrative matters. The Benefits Investment Committee is responsible for the selection of the investment options in which participants elect to invest their Plan accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Throughout the year, employees are transferred to various positions within Kraft. This may result in a transfer between various retirement plans and is shown as “Transfers into Plan” on the statement of changes in net assets available for benefits.

Contributions:

Hourly and certain salaried employees of Kraft who are represented by designated collective bargaining units are eligible to participate in the Plan, provided they meet eligibility requirements. No contribution is required from any eligible employee under the Plan. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing one year of service, eligible employees may make tax-deferred and/or after-tax contributions. Eligible employees who make tax-deferred and/or after-tax contributions are eligible to receive matching contributions from Kraft (the “Kraft Matching Contributions”). Participants can direct contributions among nine investment options.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Contributions may be made on a tax-deferred basis, an after-tax basis, or in a combination of the two. The amount of both tax-deferred and after-tax contributions expressed as a percentage of compensation may vary from year to year. Most eligible employees may elect to contribute from one percent to 10 percent of their base rate of compensation, but contributions from base compensation over $15,000 may not exceed six percent. Some eligible employees (including employees at Naperville, Illinois, the former facility at South Edmeston, New York and certain other facilities) may elect to contribute from one percent to 16 percent of their compensation, but only contributions not in excess of six percent of compensation are eligible for Kraft Matching Contributions described below. Some eligible employees (including employees at Ontario, California and Visalia, California (beginning January 1, 2006) and certain other facilities) may elect to contribute from one percent to 16 percent of their compensation, but do not have a company match.

Each year, Kraft Matching Contributions are based on the amount of each participant’s contributions to the Plan, subject to certain limitations under the Code. The amount of Kraft Matching Contributions is negotiated with each collective bargaining unit representing eligible employees. The amount of Kraft Matching Contributions varies from 15 percent to 50 percent of each participant’s match-eligible contributions.

Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,000 and $4,000, for 2006 and 2005, respectively. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2006 and 2005, a participant’s tax-deferred contribution was limited to $15,000 and $14,000, respectively.

During 2006, two of the Plan’s investment options were the Altria Stock Fund and the Kraft Stock Fund. The Altria Stock Fund and Kraft Stock Fund were invested in Altria Group, Inc. common stock (“Altria Common Stock”) and Kraft Foods Inc. Class A common stock (“Kraft Common Stock”), respectively, and cash. After March 29, 2007, new investments in the Altria Stock Fund are not permitted, however, those who previously held units in the fund may retain them. Additionally, participants who held units of the Altria Stock Fund at the close of business on the Spin-off received an allocation of Kraft Stock Fund units according to the unit allocation ratio. The unit allocation ratio was determined based on the percentage of cash on hand in each fund and the distribution ratio of the Kraft Common Stock as part of the Spin-off from Altria Group, Inc.

Prior to March 29, 2007, Kraft was required to make matching contributions for a period of two years in the event of a change of control of Altria Group, Inc. Effective March 29, 2007, the Plan was amended so that Kraft is no longer required to make any Matching Contributions due to a change of control.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)
Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who has an investment in the Kraft Stock Fund to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of Kraft Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Kraft Common Stock. Prior to the Spin-off, the Plan permitted each participant in the Altria Stock Fund to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of Altria Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Common Stock.

Following the Spin-off, pursuant to a Plan amendment, any cash dividend declared and payable after the Spin-off with respect to shares of Altria Common Stock in the Altria Stock Fund, are reinvested in Kraft Common Stock (rather than in Altria Common Stock), except to the extent that a participant elected, no later than the business day immediately preceding the ex-dividend date for such dividend, to have the dividend paid in cash.

Effective for periods after March 29, 2007, new investments in the Altria Stock Fund are not permitted, but participants in the Altria Stock Fund may retain that investment or direct a transfer of all or a portion of that investment to one or more of the investment options available under the Plan.

In addition, effective as of the Spin-off, the Altria Stock Fund is no longer a part of the ESOP portion of the Plan and participants in the Altria Stock Fund are no longer permitted to elect to have their share of any dividends payable on Altria Common Stock either paid to them in cash or reinvested in Altria Common Stock. Instead, participants’ share of any dividends declared on Altria Common Stock and payable after the Spin-off will be invested in accordance with their investment election for future contributions in effect as of the business day immediately preceding the ex-dividend date for such future dividends.

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft in a commingled investment fund known as the Kraft Foods North America, Inc. Master Defined Contribution Trust (the “Master Trust”) for which State Street Bank and Trust Company serves as the trustee.

Participant Accounts:

Each participant’s Plan accounts, which may include a Kraft Matching Contributions account, tax-deferred contributions, after-tax contributions, rollover accounts and prior plan accounts, are credited with the participant’s contributions, or the Kraft Matching Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)
Vesting:

Each participant is at all times fully vested (1) in the balance held in his or her tax-deferred contributions, after-tax contributions, rollover accounts and prior plan accounts, (2) in the balance held in his or her Kraft Matching Contributions account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan and (3) in his or her share of any dividends paid from the Altria Stock Fund and/or the Kraft Stock Fund (including the Kraft Matching Contributions account). A participant shall be fully vested in the Kraft Matching Contributions account upon attainment of age 65; permanent and total disability or death while employed by Kraft, or any of its affiliates; or upon a termination of the Plan (see Note 7). Otherwise, a participant who is employed by Kraft, or any of its affiliates, shall become vested in the Kraft Matching Contributions account based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Matching Contributions forfeited by terminated participants are used to reduce future Kraft Matching Contributions to the Plan. The amount of forfeitures for the year ended December 31, 2006 was immaterial.

As a result of the Spin-off, periods of service with Altria Group, Inc. or its affiliates after March 30, 2007 do not count towards a participant’s years of vesting service for purposes of the Plan. The Plan was amended, effective March 29, 2007 to eliminate a change in control of Altria Group, Inc. as an event that would trigger acceleration of the vesting of the Kraft Matching Contributions.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts. Participants employed at Altria Group, Inc. or one of its affiliates after the Spin-off are considered to have terminated employment for purposes of the Plan on March 30, 2007. Participants who transferred to Altria Group, Inc. before or within 180 days following the Spin-off are not treated as having terminated employment due to the Spin-off for purposes of any outstanding Plan loans.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)
Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans is charged at rates based on the Citibank prime rate (“Prime”), with terms from one to five years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 minus the participant’s highest loan balance in the preceding twelve months or the combined value in the participant’s tax-deferred contributions, after-tax contributions and rollover accounts.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on loans are based on Prime and range from 4.00% to 8.25% at December 31, 2006.

2.	Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

New Accounting Pronouncement:

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAGINV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which became effective for the Plan on December 31, 2006. The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts within the net investment in Master Trust with a separate line item to adjust from fair value to contract value. Prior year balances have been revised accordingly. The statement of changes in net assets available for benefits is prepared on a contract value basis.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

At December 31, 2006 and 2005, 33% and 31%, respectively, of the Master Trust net assets were invested in Altria Common Stock and 2% of the Master Trust net assets were invested in Kraft Common Stock. These assets could be subject to significant market fluctuations.

Valuation of Investment in Master Trust:

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust.

Valuation of the Master Trust’s Investments:

Investments in common collective trusts and registered investment companies are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying net assets of each of the respective common collective trusts and registered investment companies.

The fair value of traditional guaranteed investment contracts (“GICs”) is calculated by discounting the contractual cash flows based on current yields of similar instruments with comparable durations. The fair value of each synthetic GIC contract is calculated based on the fair value of the investments underlying the contract. The fair value of each synthetic GIC wrapper is calculated by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the published Bloomberg USD US Bank AA-rated credit curve, as of December 29, 2006.

The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued from quoted market prices.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Master Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Kraft. Kraft Matching Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Plan.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)
3.	Master Trust Investments:

The Plan had a 9% interest in the Master Trust at December 31, 2006 and 2005.

At December 31, 2006 and 2005, the net assets of the Master Trust were as follows (in thousands of dollars):

	2006	2005
Investments at fair value:
Investment contracts	$1,148,547	$1,182,633
Common collective trusts	1,600,555	1,286,621
Registered investment companies	934,554	886,875
Government securities	93,866	103,573
Altria Common Stock	1,882,671	1,627,306
Kraft Common Stock	121,186	98,490
Short-term temporary investments	100,253	118,391

Total investments	5,881,632	5,303,889
Receivables:
Interest and dividend income	21,083	19,468
Other	–	1,819

Total assets	5,902,715	5,325,176
Liabilities:
Other	(6,187)	(13,084)

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	19,692	14,917

Net assets	$5,916,220	$5,327,009

The Master Trust’s investment activities for the year ended December 31, 2006 were as follows (in thousands of dollars):

Interest and dividends	$164,992
Net appreciation in common collective trusts	267,136
Net appreciation in registered investment companies	85,778
Net depreciation in government securities	(700)
Net appreciation in Altria Common Stock	236,478
Net appreciation in Kraft Common Stock	25,120

Investment income	$778,804

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)
4.	Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in guaranteed investment contracts as part of the Interest Income Fund investment option. The Master Trust invests in both traditional and synthetic GICs.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional GICs was $5,296,000 and $15,687,000 at December 31, 2006 and 2005, respectively. The fair value of the traditional GICs was $5,152,000 and $15,500,000 at December 31, 2006 and 2005, respectively.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GICs includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GICs was $1,162,943,000 and $1,181,863,000 at December 31, 2006 and 2005, respectively. The fair value of the synthetic GICs was $1,143,395,000 and $1,167,133,000 at December 31, 2006 and 2005, respectively.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GICs are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero. The crediting interest rate for the Interest Income Fund at December 2006 and 2005 was 4.84% and 4.51%, respectively.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the manager or the contract issuer.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)

The average market value yield of the Interest Income Fund for 2006 and 2005 was 5.45% and 4.71%, respectively (calculated by taking the average of the quarterly market value weighted yields of the investments). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants for 2006 and 2005 was 4.72% and 4.49%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above traditional GICs and synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; failure to adhere to investment guidelines.

5.	Transactions with Parties-in-Interest:

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Plan invests in Altria Common Stock and Kraft Common Stock that are exempt from the party-in-interest transaction prohibitions of ERISA. Participant loans are also party-in-interest transactions that are exempt.

KRAFT FOODS GLOBAL, INC. TIP PLAN
NOTES TO FINANCIAL STATEMENTS
(continued)
6.	Plan Termination:

The Board of Directors of Kraft Foods Global, Inc. or the Committee has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Matching Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance in his or her Kraft Matching Contributions account.

7.	Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service determined that the Plan, as amended and in effect as of December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Reconciliation of Plan’s Financial Statements to Form 5500:

At December 31, 2006 and 2005, $154,000 and $365,000, respectively, were payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year-end, but not paid until the following year. As required, these amounts are recorded as liabilities on the Plan’s Form 5500, but are not reflected as liabilities in the Plan’s financial statements.

KRAFT FOODS GLOBAL, INC. TIP PLAN
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
at December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates ranging from 4.00% to 8.25% during 2006; Maturity dates of loans range from 01/01/2007 to 01/31/2012	$ –	$ 18,166,256

	Kraft Foods North America, Inc. Master Defined Contribution Trust	Master Trust	**	532,469,515

		Total		$550,635,771

*	Indicates a party-in-interest

**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods Global, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GLOBAL, INC. TIP PLAN
(Name of Plan)

By	/s/ JILL YOUMAN

Jill Youman
Vice President, Human Resources, Global
Diversity and Benefits
Kraft Foods Global, Inc.
Date: June 15, 2007